AeroGrow International Inc. 900 28th St., Suite 201 Boulder, CO. 80303 Office: (303) 444-7755

December 7, 2006

Mr. Duc Dang
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	AeroGrow International, Inc. Amendment No. 2 to Form 8-K Filed November 16, 2006 File number 333-0122930

Dear Mr. Dang:

In connection with the above referenced filing and our responses to comments thereto, we hereby formally acknowledge the Staff’s comment that we are responsible for the accuracy and adequacy of the disclosures we have made.

We further formally acknowledge that the adequacy and accuracy of the disclosure in the above referenced filing is the responsibility of AeroGrow International, Inc. We further formally acknowledge that any staff comment or changes in response to staff comment in proposed disclosure in our filings do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings.

AeroGrow represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Mitchell B. Rubin

Mitchell B. Rubin
Chief Financial Officer